SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

China Growth Equity Investment Ltd.
(Name of Issuer)

Ordinary Shares, $.001 Par Value
(Title of Class of Securities)

G2114K115
(CUSIP Number)

May 31, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2114K115	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Polar Securities Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 475,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 475,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON IA

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G2114K115	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS North Pole Capital Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 475,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 475,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON CO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G2114K115	13G	Page 4 of 8 Pages

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is China Growth Equity Investment Ltd. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at A12 Jianguomenwai Ave., NCI Tower, Ste 1602, Chaoyang District, Beijing, PRC 100022.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	North Pole Capital Master Fund ("North Pole"), a Cayman Islands exempted company, with respect to the Shares (defined in item 2(d) below) reported in this Schedule 13G directly held by it; and

(ii)	Polar Securities Inc. (“Polar Securities”), a company incorporated under the laws on Ontario, Canada, with respect to the Shares reported in this Schedule 13G directly held by North Pole.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 372 Bay Street, 21st floor, Toronto, Ontario M5H 2W9, Canada.

Item 2(c).	CITIZENSHIP:

The citizenship of each of the Reporting Persons is set forth above.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, $.001 Par Value (the "Shares").

CUSIP No. G2114K115	13G	Page 5 of 8 Pages

Item 2(e).	CUSIP NUMBER:

G2114K115

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________________________

Item 4.	OWNERSHIP.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 6,437,500 Shares to be issued and outstanding following the consummation of the offering described in the Company's Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on May 31, 2011.

A.	Polar Securities
	(a)	Amount beneficially owned: 475,000
	(b)	Percent of class: 7.4%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 475,000 Shares
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 475,000 Shares

CUSIP No. G2114K115	13G	Page 6 of 8 Pages

B.	North Pole
	(a)	Amount beneficially owned: 475,000
	(b)	Percent of class: 7.4%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 475,000 Shares
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 475,000 Shares

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit 1.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G2114K115	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: June 9, 2011	Polar Securities Inc.
/s/ Paul Sabourin
Paul Sabourin
Chief Investment Officer

North Pole Capital Master Fund
By: Polar Securities Inc.
/s/ Paul Sabourin
Paul Sabourin
Chief Investment Officer

CUSIP No. G2114K115	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: June 9, 2011	Polar Securities Inc.
/s/ Paul Sabourin
Paul Sabourin
Chief Investment Officer

North Pole Capital Master Fund
By: Polar Securities Inc.
/s/ Paul Sabourin
Paul Sabourin
Chief Investment Officer